Exhibit 21.1

Vera Bradley, Inc.

Subsidiaries

Subsidiary	State of Incorporation / Formation
Vera Bradley Designs, Inc.	Indiana
Vera Bradley International, LLC	Indiana
Vera Bradley Retail Stores, LLC	Indiana
Vera Bradley Handbag Design (Dongguan) Co., Ltd.	The People’s Republic of China